EXHIBIT 99.1

Satellos Reports 2025 Financial Results and Highlights Recent Company Progress

  Completed a US$57.2 million equity financing; commenced trading on the Nasdaq Global Market under the ticker “MSLE” on Feb. 6, 2026
  Secured global regulatory clearances and initiated BASECAMP, a placebo-controlled Phase 2 clinical trial of SAT-3247 in boys aged 7 to less than 10 years living with Duchenne muscular dystrophy (“Duchenne” or “DMD”)
  Presented initial functional outcomes from 56 days of treatment in TRAILHEAD (follow-on trial to CL-101) at the 2026 Muscular Dystrophy Association (MDA) Clinical & Scientific Conference, demonstrating that grip strength improvements observed in CL-101 were maintained or improved in TRAILHEAD over an aggregate period of 9 to 13 months
  Reported proteomic data from CL-101 (28-day Phase 1b trial in adults with DMD) at MDA, showing reductions in established biomarkers of muscle degeneration following SAT-3247 treatment
  Presented validation of a Regenerative Index (“RI”) biomarker at MDA, supporting its use to quantify muscle regeneration following SAT-3247 treatment and inform clinical interpretation; also presented new preclinical efficacy data in facioscapulohumeral muscular dystrophy (FSHD)
  Cash runway expected to extend through 2027

TORONTO, March 27, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“ Satellos ” or the “ Company ”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced financial results and corporate highlights for the full year ended Dec. 31, 2025.

“2025 was a defining year for Satellos, and we are excited by the progress we have made across our clinical programs, including the initiation of two Phase 2 trials in Duchenne: BASECAMP, a placebo-controlled pediatric study, and TRAILHEAD, an open-label adult study,” said Satellos CEO Frank Gleeson. “Continued data from TRAILHEAD, where we observed greater improvements in participants with higher baseline muscle mass, has increased our confidence as we advance BASECAMP. We look forward to meaningful clinical progress and updates in 2026 supporting the potential of SAT-3247 as a disease-modifying therapy.”

SAT-3247 CLINICAL PROGRESS

SAT-3247 is an oral, small-molecule tablet designed to restore muscle regeneration by addressing deficits in muscle stem cell polarity in Duchenne and potentially other muscle diseases.

BASECAMP (CL-201): Phase 2 Pediatric Study

BASECAMP is a global, randomized, placebo-controlled Phase 2 clinical trial in DMD evaluating safety, biomarkers and treatment effect of SAT-3247 over three months in 51 ambulatory children aged 7 to under 10 years. Of note:

  First participant dosed Feb. 12, 2026, following regulatory clearance from the U.S. FDA and global regulators
  Enrollment anticipated to complete in the third quarter of 2026 with top-line data expected in the fourth quarter of 2026
  At MDA, Satellos presented validation of a novel Regenerative Index (RI) methodology derived from established biomarkers of muscle regeneration supporting its potential as a biomarker for evaluating regenerative capacity and treatment effect on muscle; the RI, is included as an exploratory endpoint in the BASECAMP trial

TRAILHEAD (LT-001): Phase 2 Adult Study

TRAILHEAD is a 12-month, open-label Phase 2 study evaluating long-term safety, efficacy and sustained functional benefit of SAT-3247 in adults with DMD.

  Four patients who originally participated in CL-101 (the Company’s 28-day Phase 1b study) re-enrolled in TRAILHEAD for up to an additional 11 months of SAT-3247 treatment (up to 12 months total)
  The returning adult participants were re-dosed in Q4 2025, following gaps in dosing between 205 and 328 days since completion of CL-101
  Safety and functional assessments were performed on all four returning patients following a further 56 days on drug in TRAILHEAD (84 days or approximately three months of combined treatment across CL-101 and TRAILHEAD). At MDA, interim observations included:
    Stabilization or continued increases in handgrip strength observed in CL-101 relative to baseline were maintained or improved in TRAILHEAD, representing an aggregate time interval of approximately 9 to 13 months across the four participants
    Additional functional assessments were added in the TRAILHEAD protocol to explore potential effects on larger muscle groups; overall stability with preliminary indications of improvement in elbow and shoulder strength were observed
    Across the multiple functional measurements assessed, greater improvements in strength were observed in participants with higher muscle mass at baseline as measured by creatinine levels
  FVC measurements were stable to greater for 3 of 4 returning patients from CL-101 through Day 56 in TRAILHEAD, with one of the four patients showing a meaningful, unexplained decline that did not correlate with results from other functional measures tested for the patient
  Satellos plans to enroll additional participants in Australia and to open TRAILHEAD in the U.S. with the aim of enrolling up to 30 individuals living with DMD aged ≥16 years, pending regulatory and site approvals

Preclinical Research in FSHD

At MDA, Satellos presented new preclinical data evaluating SAT-3247 in the FLEX DUX4 model of FSHD. Key findings included a significant enhancement of muscle strength across a 12-week dosing period. These data support the potential expansion of SAT-3247 beyond DMD into FSHD.

CORPORATE ACHIEVEMENTS

  Feb. 9, 2026: Closed an equity offering of common shares and pre-funded warrants for gross proceeds of US$57.2 million, strengthening the Company’s balance sheet and supporting execution of its clinical development strategy. The Company’s common shares began trading on the Nasdaq Global Market under the ticker “MSLE” on Feb. 6, 2026.
  Jan. 29, 2026: Appointed Antoinette Paone, M.S., MBA, as Chief Development Officer and Head of Regulatory Affairs to lead global clinical development and regulatory strategy.
  Nov. 14, 2025: Appointed Mark Nawacki, MBA, CPA, to the Company’s Board of Directors, adding experience in corporate development, strategic transactions and the pharmaceutical industry.

FINANCIAL RESULTS (in US$)

Satellos had cash and cash equivalents and short-term investments of $27.7 million as of Dec. 31, 2025, compared with $48.5 million on Dec. 31, 2024. The decrease primarily reflects cash used to fund ongoing operations, particularly clinical trial costs and supporting operating activities. Subsequent to the year end, Satellos completed a public offering of common shares and pre-funded warrants providing $57.2 million in gross proceeds.

For the year ended Dec. 31, 2025, Satellos reported a net loss of $24.9 million ($1.70 loss per basic and diluted common share), compared to a net loss of $20.6 million ($2.16 loss per basic and diluted common share) for the year ended Dec. 31, 2024. The increase in net loss for the year ended Dec. 31, 2025, compared with the year ended Dec. 31, 2024, was primarily a result of increased Research and Development (“R&D”) expenses related to clinical activities associated with SAT-3247. General and Administrative (“G&A”) expenses also increased as compared to the prior period due to additional personnel fees and professional fees to support advancing operations.

R&D expenses increased to $18.4 million for the year ended Dec. 31, 2025, compared to $14.4 million for the year ended Dec. 31, 2024. The increase in R&D expenses was primarily the result of costs associated with the initiation of a Phase 2 clinical trial.

G&A expenses increased to $8.0 million for the year ended Dec. 31, 2025, as compared to $6.0 million for the year ended Dec. 31, 2024. The increase in G&A expenses was primarily the result of salary and management fees related to increased headcount, and professional fees associated with public company reporting obligations.

Satellos’ audited financial statements for the year ended Dec. 31, 2025 and 2024, and the related management’s discussion and analysis (MD&A) will be available on the Company website and SEDAR+ at www.sedarplus.ca.

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem-cell signaling, a process that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for SAT-3247, the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement of SAT-3247 through clinical trials, including the BASECAMP clinical trial; the pharmacodynamic properties and mechanism-of-action of SAT-3247; the potential of our approach in other degenerative muscle diseases; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; Satellos’ technologies and drug development plans; and Satellos’ expected cash runway. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form and Form 40-F dated March 27, 2026 which is located in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com